                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13d
                                    (RULE 13D-101)

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 4)




                             Nextel Communications, Inc.
                        --------------------------------------
                                   (Name of Issuer)



                                 Class A Common Stock
                        --------------------------------------
                            (Title of Class of Securities)



                                      65332V 103
                             ----------------------------
                                    (CUSIP Number)






                       C. James Judson, Digital Radio, L.L.C.,
                    ----------------------------------------------
                       2300 Carillon Point, Kirkland, WA  98033
                    ----------------------------------------------
               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)



                                   November 3, 1997
               --------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

CUSIP No.                             13D                 Page  2
          ---------                                            ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     CRAIG O. MCCAW

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     BK

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     UNITED STATES

-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                  77,658,786
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                  -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                  77,658,786
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                  -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     77,658,786

-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     25.5%

-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.                             13D                 Page  3
          ---------                                            ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     DIGITAL RADIO, L.L.C.

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     BK

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     STATE OF WASHINGTON

-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                  52,258,786
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                  -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                  52,258,786
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                  -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     52,258,786

-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     18.7%

-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     00

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.                             13D                 Page  4
          ---------                                            ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     EAGLE RIVER INVESTMENTS, L.L.C.

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     BK

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     STATE OF WASHINGTON

-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                  52,258,786
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                  -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                  52,258,786
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                  -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     52,258,786

-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     18.7%

-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     00

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.                             13D                 Page  5
          ---------                                            ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     OPTION ACQUISITION, L.L.C.

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     BK

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     STATE OF WASHINGTON

-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                  25,000,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                  -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                  25,000,000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                  -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     25,000,000

-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     9.4%

-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     00

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

EXPLANATORY NOTE:

    This amended statement amends and supplements the information set forth in the Amendment No. 3 to Schedule 13D filed by the reporting persons on October 21, 1997.

ITEM 1.  SECURITY AND ISSUER

    This amended statement relates to the Class A Common Stock, par value $.001 per share ("Nextel Common Stock"), of Nextel Communications, Inc., a Delaware corporation ("Nextel"). The principal executive offices of Nextel are located at 1505 Farm Credit Drive, Suite 100, McLean, Virginia 22102.

    Capitalized terms which are not defined in this amended statement have the meanings defined in the original statement filed on August 7, 1995.

ITEM 2.  IDENTITY AND BACKGROUND

    (a),(b),(c)    The persons filing this amended statement are:

     (1) Digital Radio, L.L.C., is a limited liability company formed under the laws of the State of Washington ("Digital"). Digital is the direct owner of a portion of the securities of Nextel which are the subject of this statement.
The principal business of Digital is to invest in stock, options, securities, notes, debentures, bonds of, and other business opportunities associated with, Nextel. Eagle River Investments, L.L.C. has the exclusive management and control of Digital under the terms of its Limited Liability Company Agreement. The address for Digital's principal business and principal office is 2300 Carillon Point, Kirkland, Washington 98033.

     (2) Option Acquisition, L.L.C., is a limited liability company formed under the laws of the State of Washington ("Option Acquisition"). Option Acquisition is the direct holder of certain options to acquire the securities which are the subject of this statement and was formed for the sole purpose of holding those options. COM Management, Inc. has the exclusive management and control of Option Acquisition under the terms of its Limited Liability Company Agreement. The address for Option Acquisition's principal business and principal office is 2300 Carillon Point, Kirkland, Washington, 98033.

     (3) Eagle River Investments, L.L.C., is a limited liability company formed under the laws of the State of Washington("Eagle River"). The principal business of Eagle River is to build equity value for each of its members by acquiring, investing, holding, dealing and disposing of securities, venture opportunities or other investments. The address of Eagle River's principal business and principal office is 2300 Carillon Point, Kirkland, Washington 98033.

     (4) Craig O. McCaw, an individual ("Mr. McCaw"), is the controlling stockholder and director of Eagle River, Inc., and, as a result, has voting and management control of Eagle River Investments, L.L.C., which in turn has voting and management control of Digital. He is also the controlling stockholder and director of COM Management, Inc. and, as a result, also has voting and management control of Option Acquisition. Mr. McCaw's present principal occupation is serving as Chairman of Digital and of Eagle River.
In addition, Mr. McCaw serves as Chairman of Eagle River, Inc., which also provides management and consulting services to Nextel's senior management and Board of Directors. Mr. McCaw's business address is 2300 Carillon Point, Kirkland, Washington 98033.

    The executive officers of Digital, Option Acquisition and Eagle River are as follows: Craig O. McCaw, Chairman; Dennis Weibling, President/Treasurer; William A. Hoglund, Vice President and Chief Financial Officer; and C. James Judson, Vice President, Secretary and General Counsel. Each of Mr. Weibling, Mr. Hoglund and Mr. Judson serves in the foregoing capacities as his present principal occupation. The business address of each of Mr. McCaw, Mr. Weibling, Mr. Hoglund and Mr. Judson is 2300 Carillon Point, Kirkland, Washington 98033.

    (d),(e) During the past five years, none of Digital, Option Acquisition, Eagle River, Mr. McCaw or the other above-named executive officers of Digital and Eagle River has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. McCaw, Mr. Weibling, Mr. Hoglund and Mr. Judson are all citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

    N/A

ITEM 4.  PURPOSE OF TRANSACTION

    Item 4 is hereby amended and restated in its entirety, as follows:

    The securities reflected in the reduced number of shares reported by this amended statement were disposed of pursuant to the Nextel Securities Distribution Agreement by and among Wendy P. McCaw, Craig O. McCaw, Eagle River Investments, LLC, and Digital Radio, LLC effective as of November 3, 1997 (the "Nextel Securities Agreement"). The Nextel Securities Agreement was entered into to effect the allocation and distribution of certain securities of Nextel pursuant to a Property Settlement Agreement between Craig O. McCaw and Wendy P. McCaw dated as of November 3, 1997 entered into in connection with the dissolution of their marriage.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

     (a) The aggregate number of shares of Nextel Common Stock beneficially owned by each reporting person covered by this amended statement is as follows:

     Name                              Number of Shares(1)          Percentage
     ----                              ----------------             ----------

     Digital Radio, L.L.C.             52,258,786(2)                    18.7%
     Eagle River Investments, L.L.C.   52,258,786(3)                    18.7%
     Option Acquisition, L.L.C.        25,000,000(4)                     9.4%
     Craig O. McCaw                    77,658,786(5)                    25.5%

     -------------

    (1) Based on 240,443,604 shares of Nextel Common Stock shares outstanding on September 30, 1997.

    (2) Includes (i) 13,458,039 shares of Nextel Common Stock owned by Digital, (ii) 23,717,943 shares of Nextel Common Stock upon the complete conversion of 7,905,981 shares of Class A Preferred Stock,
         (iii) 82 shares of Nextel Common Stock upon the complete conversion of 82 shares of Class B Preferred Stock, and (iv) 15,082,722 shares of Nextel Common Stock upon complete exercise of the remaining Nextel Options.

    (3) Includes (i) 13,458,039 shares of Nextel Common Stock owned by Digital, (ii) 23,717,943 shares of Nextel Common Stock upon the complete conversion of 7,905,981 shares of Class A Preferred Stock owned by Digital, (iii) 82 shares of Nextel Common Stock upon the complete conversion of 82 shares of Class B Preferred Stock owned by Digital, and (iv) 15,082,722 shares of Nextel Common Stock upon complete exercise of the remaining Nextel Options owned by Digital.

    (4) Includes 25,000,000 shares of Nextel Common Stock upon complete exercise of the New Options owned by Option Acquisition.

    (5) Includes (a)(i) 13,458,039 shares of Nextel Common Stock owned by Digital, (ii) 23,717,943 shares of Nextel Common Stock upon the complete conversion of 7,905,981 shares of Class A Preferred Stock owned by Digital, (iii) 82 shares of Nextel Common Stock upon the complete conversion of 82 shares of Class B Preferred Stock owned by Digital, (iv) 15,082,722 shares of Nextel Common Stock upon complete exercise of the remaining Nextel Options owned by Digital, (v) 25,000,000 shares of Nextel Common Stock upon complete exercise of the New Options owned by Option Acquisition; and (vi) 400,000 shares of Nextel Common Stock upon complete exercise of options held by Eagle River, Inc. which became exercisable on April 4, 1997.

     (b) Pursuant to the terms of the Limited Liability Company Agreements of both Digital and Option Acquisition, the exclusive management and control, and all decisions regarding the management and affairs, of both Digital and Option Acquisition (including in each case investment decisions) are vested with Eagle River and COM Management, Inc., respectively. Mr. McCaw is the primary member of, and holder of the majority interest in, Eagle River and is the primary stockholder and director of COM Management, Inc. As a result, he has the voting and management control (including with respect to investment decisions) of Digital and Option Acquisition.

     (c)  None.

     (d)  None.

     (e)  N/A.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

    Item 6 is hereby amended and restated in its entirety, as follows:

    In addition to providing for the distribution to Wendy P. McCaw of 9,907,659 shares of Nextel Common Stock and certain options to purchase Nextel Common Stock, the Nextel Securities Agreement provides for a loan by Craig O. McCaw of $122,678,221 to Digital which will be used by Digital to repay a portion of the loans outstanding under the Amended Credit Agreement. The loan was assumed first by Eagle River and then by Wendy P. McCaw. The loan is secured by the 9,907,659 shares of Nextel Common Stock being distributed to Wendy P. McCaw pursuant to the Nextel Securities Agreement. Digital's repayment of a portion of the loans under the Amended Credit Agreement enabled it to have the Nextel Common Stock being distributed to Wendy P. McCaw to be released as collateral under the Amended Credit Agreement.

    The Nextel Securities Agreement also provides that none of Craig O. McCaw, Eagle River or Craig O. McCaw's other affiliates (other than Nextel) owing shares of capital stock of Nextel may sell, assign, or otherwise transfer in any transaction or series of related transactions (a "Sale") either (i) fifty percent or more of the shares of capital stock of Nextel (the "Stock") held by them at the time of such Sale, or (ii) that number of shares of Stock that results in a termination or reconstitution of the Operations Committee of Nextel by the Board of Directors of Nextel without triggering certain tag-along sale rights of Wendy P. McCaw. Upon receipt of notice of any Sale, Wendy P. McCaw, on her own behalf and on behalf of her affiliates has the right to participate on a pro rata basis in such Sale upon the same terms and conditions.

    The Nextel Securities Agreement also provides that Wendy P. McCaw has the right to participate in certain registration rights under the Registration Rights Agreement between Nextel and Digital dated as of July 28, 1995. In addition, Wendy P. McCaw has the right to participate in any future registration rights that may be obtained by Craig O. McCaw, Digital, Eagle River or any of Craig O. McCaw's other affiliates.

The Nextel Securities Agreement further provides that Wendy P. McCaw has the right to receive certain information from Craig O. McCaw and Digital in connection with the exercise of options to acquire Nextel Common Stock, including whether Craig O. McCaw or Digital intend to exercise certain options and the written information they have relied upon in making any decision regarding the exercise or non-exercise of such options. If Digital or Craig O. McCaw desire not to exercise certain options to purchase Nextel Common Stock, then Wendy P. McCaw has certain rights to exercise such options. Similarly, if Wendy P. McCaw elects not to exercise certain of her options to purchase Nextel Common Stock, then Craig O. McCaw, or at his election, Digital has the right to exercise such options free and clear of any claim by Wendy P. McCaw.

    If Digital or any affiliate of Craig O. McCaw determines to utilize financing for the purpose of exercising options to purchase Nextel Common Stock and determines, in their sole discretion, that it is feasible to cause such financing to also be extended to Wendy P. McCaw, then she has the right to utilize such financing in connection with her exercise of options to purchase Nextel Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1  Nextel Securities Agreement

                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             DIGITAL RADIO,  L.L.C.


Dated: November 6, 1997        /s/ C. James Judson
                             -------------------------------------------------
                             C. James Judson
                             Vice President, General Counsel and Secretary

                             Authorized Representative for
                             Eagle River Investments, L.L.C.

                             Authorized Representative for
                             Option Acquisition, L.L.C.

                             Authorized Representative for
                             Craig O. McCaw

                                       EXHIBIT 1


                       NEXTEL SECURITIES DISTRIBUTION AGREEMENT

         This Nextel Securities Distribution Agreement (this "Agreement") is entered into by and among Wendy P. McCaw ("WPM"), Craig O. McCaw ("COM"), Eagle River Investments, LLC, a Washington limited liability company ("Eagle River"), and Digital Radio, LLC, a Washington limited liability company ("Digital Radio"), as of November 3, 1997 (the "Effective Date"). WPM, COM, Eagle River and Digital Radio are collectively referred to in this Agreement as the "Parties" and each may be referred to as a "Party."

         For the purposes of this Agreement, "Affiliate" shall mean an individual, corporation, partnership, limited liability company, association, trust or other entity ("Person"), whether in existence on the Effective Date or created after the Effective Date, that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified.


                                       RECITALS

         WHEREAS, pursuant to the Property Settlement Agreement between COM and WPM dated as of November 3, 1997 (the "PSA"), in partial liquidation of WPM's ownership interest in Eagle River, COM and WPM desire to effect the allocation and distribution of certain securities of Nextel Communications, Inc., a Delaware corporation (the "Company") to WPM as her separate property;

         WHEREAS, the distribution of such securities of the Company is pursuant to an agreed upon allocation of assets reflecting WPM's ownership interest in Eagle River and is undertaken in connection with the dissolution of the marriage between COM and WPM;

                                      AGREEMENT

         NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein and in the PSA and for other consideration, the receipt and adequacy of which is hereby acknowledged, the Parties agree as follows:

1.  DISTRIBUTION OF SHARES.

    1.1 Immediately upon the execution by WPM of the Loan Assumption Agreement described in Section 1.3, Digital Radio shall distribute to Eagle River and Eagle River shall record a distribution to WPM of Nine Million Nine Hundred and Seven Thousand, Six Hundred Fifty Nine (9,907,659) issued and outstanding shares of Class A Voting Common Stock of the Company (the "Shares") free and clear of all liens, claims, options, charges, pledges and encumbrances other than those assumed by WPM as provided in Paragraph 1.3 of this Agreement. The Shares shall be vested in WPM's name. Digital Radio and Eagle River shall pay any documentary, stamp or other similar types of taxes, if any, payable with respect of the distribution of the Shares to WPM. Within one (1) business day after the later of WPM's execution of the Loan Assumption Agreement described in Section 1.3 or the execution of this Agreement, Digital Radio and Eagle River shall give instructions to the Nextel transfer agent and Chase Manhattan Bank to deliver the original stock certificates, duly endorsed, to WPM.

    1.2 WPM, COM, Eagle River and Digital Radio acknowledge and agree that the number of Shares set forth in Section 1.1 was calculated after giving effect to the Class B membership interests in Eagle River as of September 19, 1997. In the event any such interests are forfeited and not replaced in accordance with the terms of the "Eagle River Minority Interest Agreement" among WPM, COM and Eagle River of even date herewith, the number of Shares shall be increased pursuant to the Eagle River Minority Interest Agreement.

    1.3 In connection with the distribution of the Shares hereunder, COM has loaned or will loan to Digital Radio one hundred and twenty-two million six hundred seventy-eight thousand two hundred and twenty-one dollars ($122,678,221) (the "Loan") pursuant to a Demand Promissory Note of Digital Radio to COM (the "Digital Radio Note") which has been or will be secured by a pledge of the Shares. Eagle River and WPM, have guaranteed or will guarantee the repayment of the indebtedness under the Digital Radio Note pursuant to Continuing Guarantees of the Loan. Digital Radio has or will use the proceeds of the Loan to repay one hundred twenty-two million six hundred seventy-eight thousand two hundred and twenty-one dollars ($122,678,221) under the First Amended and Restated Multibank Credit Agreement dated July 28, 1997 among Digital Radio, the Banks signatory thereto and Chase Manhattan Bank, as agent (the "Digital Radio Multibank Credit Agreement"), and has caused or will cause the Shares to be released as collateral under the Digital Radio Multibank Credit Agreement and all related pledge and collateral-related agreements. Concurrently therewith, Eagle River shall assume Digital Radio's obligations and rights under the Digital Radio Note pursuant to a Loan Assumption Agreement in the form of Exhibit A(1) attached hereto and WPM shall assume Eagle River's obligations and rights under the Digital Radio Note pursuant to a Loan Assumption Agreement in the form of Exhibit A(2) attached hereto.

2. TRANSFER OF BENEFICIAL INTEREST IN THE OPTIONS. Digital Radio hereby distributes to Eagle River and Eagle River hereby distributes to WPM as her separate property a beneficial interest in the following options to purchase shares of Class A Voting Common Stock of the Company (collectively, the "Options", and together with the Shares, the "Securities"):

            (1) Options for 452,207 shares of Class A Voting Common Stock of the Company, exercisable between July 28, 1999 and August 27, 1999, acquired by Digital Radio from Motorola, Inc.;
            (2) Options for 3,391,553 shares of Class A Voting Common Stock of the Company, exercisable through July 28, 1999, acquired by Digital Radio from the Company;
            (3) Options for 1,116,990 shares of Class A Voting Common Stock of the Company, exercisable between July 28, 2001 and August 27, 2001, acquired by Digital Radio from Motorola, Inc.; and
            (4) Options for 1,525,725 shares of Class A Voting Common Stock of the Company, exercisable through July 28, 2001, acquired by Digital Radio from the Company.

            As beneficial owner of the Options, WPM shall, in her sole discretion, have the right to cause Digital Radio to exercise (on behalf of and for the benefit of WPM) any or all rights of the optionee with respect to the Options.

3. EFFECTIVENESS. This Agreement shall become effective, and the distribution of the Securities or the beneficial interests therein shall be deemed to have been completed, as of the Effective Date.

4. REPRESENTATIONS AND WARRANTIES OF DIGITAL RADIO, EAGLE RIVER AND COM. Each of Digital Radio, Eagle River and COM represents and warrants to WPM as of the Effective Date that:

    4.1 ORGANIZATION. Eagle River and Digital Radio are limited liability companies duly organized, validly existing and in good standing under the laws of the State of Washington.


    4.2     OWNERSHIP OF SECURITIES, ENCUMBRANCES.

            4.2.1 Digital Radio is the owner beneficially and of record of all of the Shares, free and clear of any liens, encumbrances, pledges, security interests, restrictions (other than restrictions arising under applicable law, including securities laws and SEC regulations), prior assignments and claims of any kind or nature whatsoever, except pursuant to the existing agreements and rights of third parties identified on Exhibit B hereto. Digital Radio is the owner beneficially and of record of all of the Options, free and clear of any liens, encumbrances, pledges, security interests, restrictions (other than restrictions arising under applicable law, including securities laws and SEC regulations), prior assignments and claims of any kind or nature whatsoever, except pursuant to the existing agreements and rights of third parties identified on Exhibit B hereto. Upon consummation of the distribution contemplated by this Agreement, WPM shall be the owner, beneficially and of record, of all of the Shares, and the beneficial owner of all of the Options, free and clear of any liens, encumbrances, pledges, security interests, restrictions (other than restrictions arising under applicable law, including securities laws and SEC regulations), prior assignments and claims of any kind or nature whatsoever, except as assumed by WPM as provided in
                   Section 1.3 of this Agreement or as otherwise hereafter created by WPM or pursuant to the existing agreements and rights of third parties identified on Exhibit B to the extent such rights under Exhibit B are not inconsistent with the provisions of Sections 7 through 9 hereof which shall supersede such third-party rights. Each Party will its use best efforts to minimize the effect of the limitations and restrictions imposed by the agreements set forth on Exhibit B.

            4.2.2 All of the Shares have been duly and validly authorized and issued, are fully paid and nonassessable, and were issued in full compliance with all applicable laws, rules, regulations and ordinances. All of the Options have been duly and validly authorized and issued, and were issued in full compliance with all applicable laws, rules, regulations and ordinances.

    4.3 POWER AND AUTHORITY. Each of Digital Radio, Eagle River and COM has all required power and authority and have taken all actions necessary to enter into this Agreement, to deliver this Agreement and to perform their respective obligations hereunder and to consummate all other transactions contemplated hereby. The execution, delivery, and performance of this Agreement has been duly authorized by Eagle River and Digital Radio. This Agreement has been duly executed by Digital Radio, Eagle River and COM and delivered to the other Parties hereto and constitutes the legal, valid, and binding obligation of each of Digital Radio, Eagle River, and COM, enforceable in accordance with its terms.

    4.4 NO CONFLICTS; CONSENTS. The execution, delivery and performance of this Agreement by Digital Radio, Eagle River and COM and the consummation of the transactions contemplated hereby will not (a) conflict with or violate any provision of the organizational documents of Digital Radio or Eagle River, (b) violate the provisions of, or constitute a breach or default (whether upon lapse of time and/or the occurrence of any act or event, or otherwise) under, any contract or agreement to which Digital Radio, Eagle River or COM is a party or (c) violate any law, statute or other law, rule, regulation, interpretation, award, decree, injunction, judgment, order, ruling, assessment or writ by or of any court, arbitrator or governmental or regulatory entity. The execution, delivery, and performance of this Agreement by Digital Radio, Eagle River and COM and the consummation of the transactions contemplated hereby do not require Digital Radio, Eagle River or COM to obtain any consent, approval, or action of, or make any filing with or give notice to, any corporation, partnership, person, firm or other entity or any public, governmental or judicial authority, except as have been made or obtained and except for required SEC filings.

    4.5 LITIGATION. None of Digital Radio, Eagle River or COM is a party to any litigation, action, suit, proceeding or investigation presently pending or threatened before any court or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, that would restrict or prohibit the consummation of the transactions contemplated by this Agreement.

    4.6 INSOLVENCY PROCEEDINGS. None of Digital Radio, Eagle River or COM is the subject of any pending insolvency proceedings of any character. None of Digital Radio, Eagle River or COM has made an assignment for the benefit of creditors or taken any action with a view to the institution of any such insolvency proceedings.

5   WPM'S REPRESENTATIONS AND WARRANTIES.  WPM represents and warrants to
Digital Radio, Eagle River and COM as of the Effective Date that:

    5.1 POWER AND AUTHORITY. WPM has all required power and authority and has taken all actions necessary to enter into this Agreement, to deliver this Agreement and to perform her obligations hereunder and to consummate all transactions contemplated hereby. The execution, delivery, and performance of this Agreement has been duly authorized by WPM. This Agreement has been duly executed by WPM and delivered to the other parties hereto and constitutes the legal, valid, and binding obligation of WPM, enforceable in accordance with its terms.

    5.2 NO CONFLICTS; CONSENTS. The execution, delivery and performance of this Agreement by WPM and the consummation of the transactions contemplated hereby will not (a) violate the provisions of, or constitute a breach or default (whether upon lapse of time and/or the occurrence of any act or event, or otherwise) under, any contract or agreement to which WPM is a party or (b) violate any law, statute or other law, rule, regulation, interpretation, award, decree, injunction, judgment, order, ruling, assessment or writ by or of any court, arbitrator or governmental or regulatory entity. The execution, delivery, and performance of this Agreement by WPM and the consummation of the transactions contemplated hereby do not require WPM to obtain any consent, approval, or action of, or make any filing with or give notice to, any corporation, partnership, person, firm or other entity or any public, governmental or judicial authority, except as have been made or obtained and except for required SEC filings.

    5.3 LITIGATION. WPM is not a party to any litigation, action, suit, proceeding or investigation presently pending or threatened before any court or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, that would restrict or prohibit the consummation of the transactions contemplated by this Agreement.

    5.4 INVESTMENT INTENT. WPM is acquiring the Securities for investment purposes for her own account and without a view to distribution or resale thereof.

    5.5 COMPLIANCE WITH LAWS AND REGULATIONS. WPM acknowledges that dispositions of the Shares, and any shares acquired upon exercise of the Options (the "Option Shares"), subsequent to the Effective Date will be subject to compliance with applicable laws, including applicable securities laws and SEC regulations.

    5.6 INSOLVENCY PROCEEDINGS. WPM is not the subject of any pending insolvency proceedings of any character. WPM has not made an assignment for the benefit of creditors or taken any action with a view to the institution of any such insolvency proceedings.

6.  INDEMNIFICATION.

    6.1 INDEMNIFICATION. COM (on behalf of himself, Digital Radio and Eagle River) and WPM, but not Digital Radio or Eagle River, shall indemnify each other and their Affiliates and representatives from and against any and all costs, losses, taxes, liabilities, obligations, damages, lawsuits, deficiencies, claims, demands and expenses (whether or not arising out of third-party claims), including, without limitation, interest, penalties, attorneys' fees and all amounts paid in investigation, defense or settlement of any of the foregoing (collectively, "Damages") incurred or threatened in connection with, arising out of, resulting from or incident to any breach of any representation, warranty, covenant, agreement or obligation made by him/it/her in or pursuant to this Agreement.

    6.2 INDEMNIFICATION PROCEDURES. In the case of any claim asserted by a third party against a party entitled to indemnification under this Agreement (the "Indemnified Party"), notice shall be given by the Indemnified Party to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and the Indemnified Party shall permit the Indemnifying Party (at the expense of such Indemnifying Party) to assume the defense of any claim or any litigation resulting therefrom, provided that the omission by any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its indemnification obligation under this Agreement except to the extent that such omission results in a failure of actual notice to the Indemnifying Party and such Indemnifying Party is materially damaged as a result of such failure to give notice; and further provided that, unless the Indemnifying Party agrees to provide both defense and indemnity, (a) the counsel for the Indemnifying Party who shall conduct the defense of such claim or litigation shall be reasonably satisfactory to the Indemnified Party and (b) the Indemnified Party may participate in such defense at the Indemnified Party's expense. Except with the prior written consent of the Indemnified Party, no Indemnifying Party, in the defense of any such claim or litigation, shall consent to entry of any judgment or order, interim or otherwise, or enter into any settlement that provides for injunctive or other nonmonetary relief affecting the Indemnified Party or that does not include as an unconditional term thereof the giving by each claimant or plaintiff to such Indemnified Party of a release from all liability with respect to such claim or litigation. In any event, the Indemnifying Party and the Indemnified Party shall cooperate in the defense of any claim or litigation subject to this Section 6.2 and the records of each shall be available to the other with respect to such defense.

7.  TAG ALONG RIGHTS.

    None of COM, Digital Radio, Eagle River or any of COM's other Affiliates (other than the Company) owning shares of capital stock of the Company (collectively, the "COM Holders") may sell, assign, or otherwise transfer in any transaction or series of related transactions (a "Sale")(i) fifty percent (50%) or more of the shares of capital stock of the Company ("Stock") held by them at the time of such Sale or (ii) that number of shares of Stock that results in a termination or reconstitution of the Operations Committee of the Company by the Board of Directors of the Company (either (i) or (ii) being a "Sale of Control") without triggering application of this Section 7.

    If any or all of the COM Holders (the "Selling Shareholders") intend to effect a Sale of Control, COM shall give written notice (the "Seller's Notice") to WPM stating that the Selling Shareholders intend to effect such a Sale of Control, identifying the party who made the subject offer (the "Proposed Transferee"), specifying the number of shares of Stock proposed to be sold, transferred or otherwise affected under such offer (the "Sale Shares"), and specifying the per share price and any other consideration that the Proposed Transferee has offered to pay for the Sale Shares and all other terms of such offer (the "Sale Price and Terms"). A written copy of the offer shall be attached to the Seller's Notice.

    WPM, on her own behalf and on behalf of her Affiliates owning shares of capital stock of the Company (collectively, the "WPM Holders"), shall have the right upon written notice by WPM to COM within ten (10) business days after receiving the Seller's Notice, to participate on a pro rata basis in the Selling Shareholders' Sale of Sale Shares at and upon the Sale Price and Terms. The number of Sale Shares to be sold shall be allocated pro rata between the Selling Shareholders and the participating WPM Holders based on the total number of shares of Stock owned by the COM Holders and the total number of shares of Stock held by all WPM Holders at the time of such Sale; provided, however, that WPM may elect to have the participating WPM Holders sell all or any portion of the WPM Holders' collective pro rata share of the Sale Shares.

    The WPM Holders shall effectuate the sale or transfer by promptly delivering to COM for transfer to the Proposed Transferee one or more certificates, properly endorsed for transfer, which represent the number of shares of Stock which the WPM Holders elect to sell or transfer.

    The stock certificates that the participating WPM Holders deliver to COM shall be transferred by the Selling Shareholders to the Proposed Transferee in consummation of the Sale of the Sale Shares pursuant to the terms and conditions specified in the Seller's Notice, and the Selling Shareholders shall promptly thereafter remit to the participating WPM Holders that portion of the Sale proceeds to which the participating WPM Holders are entitled by reason of their participation in such Sale, without reduction or adjustment other than for transaction costs ascertained on a pro rata basis.

    The exercise or non-exercise of the rights of the WPM Holders hereunder to participate in one or more Sales of Control made by the COM Holders shall not adversely affect their rights to participate in subsequent Sales of Control by the COM Holders.

    In the event any of the Selling Shareholders attempt to effect or engage in a Sale of any shares of Stock of the Company in contravention of this Section 7, then, in addition to whatever other rights WPM Holders may have in law or in equity, the WPM Holders shall have a put option against the Selling Shareholders to sell that number of shares of Stock that is equal to their pro rata share of the Sale Shares to the Selling Shareholders at and upon the Sale Price and Terms in order to effect the intent of this Agreement as set forth in this Section 7.

8.  PIGGY-BACK REGISTRATION RIGHTS.

    Digital Radio and COM agree that WPM (on behalf of herself and her Affiliates) shall have the right, with respect to the Shares and the Option Shares, to participate in any or all registrations, on an equal priority (including cutback restrictions) with Digital Radio with respect to the registration rights of Digital Radio under the Registration Rights Agreement between the Company and Digital Radio dated as of July 28, 1995. WPM shall have the right to exercise such rights with respect to a particular registration of the securities of the Company, regardless of whether Digital Radio exercises such registration rights on behalf of itself with respect to such registration. In addition, if COM, Digital Radio, Eagle River or any of COM's other Affiliates have or obtain in the future any registration rights with respect to securities of the Company, COM, Digital Radio and Eagle River shall cause WPM to be granted or allow WPM to participate with respect to such registration rights with respect to the Shares and the Option Shares to the extent that COM or any Affiliate of COM has been granted such rights, which shall be pro rata based upon the ratio of the number of Shares and Option Shares then held by WPM and her Affiliates to the number of shares then held by COM and his Affiliates and shall be equal in priority (including cutback restrictions) and equal in frequency and number of registration opportunities to the registration rights held by such other party.

9.  OPTION EXERCISE AND INFORMATION RIGHTS.

    9.1 INFORMATION AND EXERCISE RIGHTS. WPM shall, at her option, have the right to receive the following information from COM and Digital Radio beginning at the earliest of (a) sixty (60) days prior to the deadline for exercise of any particular tranche of Options, or (b) such earlier time as COM or Digital Radio reaches a decision whether to exercise their options to acquire common stock of the Company described on Exhibit C (the "Digital Radio Options") or (c) such earlier time as COM or Digital Radio directs the investigation of financing alternatives for the exercise by COM or Digital Radio of the Digital Radio Options: (i) whether COM or Digital Radio intends to exercise the Digital Radio Options or has not yet made a decision (with COM or Digital Radio being obligated thereafter to notify WPM if he or it changes his or its decision); and (ii) all of the written information available to COM and Digital Radio upon which he or it has based any such decision (with COM or Digital Radio being obligated to furnish all information he or it subsequently receives upon which he or it bases a change in any such decision). If Digital Radio or COM chooses not to exercise all or any portion of the Digital Radio Options, then Digital Radio and COM shall notify the members of Digital Radio (other than Eagle River) and WPM as soon as reasonably possible for them to do so and, in any event, they shall notify such members and WPM no later than ten (10) days before the stated expiration date of such Digital Radio Options of their irrevocable decision not to exercise any or all of such Digital Radio Options. In such case, the members of Digital Radio other than Eagle River shall have two (2) days to exercise any such Digital Radio Options on their own behalf and if such members do not exercise any of such Digital Radio Options within such period, then WPM shall have the right to exercise any such Digital Radio Options on her own behalf free and clear of any claim of Digital Radio, COM or any Affiliate of COM to the shares purchased and none of Digital Radio, COM or any Affiliate of COM shall have any further right or interest in such Digital Radio Options or any shares purchased upon their exercise.

    9.2 EXERCISE OF OPTIONS. The decision of whether and when to exercise all or any portion of the Options shall be made solely by WPM, and neither COM, COM's attorney-in-fact, Digital Radio nor any of COM's Affiliates shall have any discretion as to whether and when the Options shall be exercised, nor shall they have any disclosure obligations or obligations to advise WPM regarding her decision to exercise or the timing of such exercise, except as provided in Section 9.1. If WPM decides not to exercise all or any portion of such Options she will notify COM as soon as reasonably possible for her to do so and, in any event, she will notify COM no later than ten (10) days before the stated expiration date of such Options of her irrevocable decision not to exercise any or all of such Options (the "Rejected Options"), and in such case, COM, or at his election Digital Radio, shall have the right to exercise any such Rejected Options on his or its own behalf free and clear of any claim of WPM to the shares purchased and WPM will have no further right or interest in such Rejected Options or portion thereof or any security purchased upon their exercise. Upon receipt of written notice of WPM's decision to exercise any Option, Digital Radio shall exercise such Option on behalf of and for the benefit of WPM. WPM's written notice of exercise shall be addressed and delivered to Digital Radio's attorney-in-fact for purposes of exercising any Option, who shall be C. James Judson (or his successor as may be named by Digital Radio), 2300 Carillon Point, Kirkland, Washington 98033 (or such other address as Digital Radio may from time to time designate by written notice to WPM). In such notice WPM shall state the option grant, the number of shares to be purchased under said grant and the date of exercise. No later than three (3) days prior to the time payment for exercise is due from Digital Radio, WPM shall deliver to Digital Radio's attorney-in-fact the full exercise price (and pro rata related transaction costs) for such Options being exercised in cash, certified check or cashier's check or by wire transfer; provided, however, that COM and Digital Radio will, at WPM's request, cooperate with WPM in enabling her to exercise the Options concurrently with her obtaining financing or at the same time and in the same way as COM or Digital Radio does, if either of such entities or WPM is able to arrange financing that enables COM or Digital Radio or WPM to exercise their or her options using funds borrowed from a third party and secured in whole or in part by the Company stock purchased upon such exercise. See also
            Section 9.5 hereto.

    9.3 EXERCISE OF OPTIONS IN FIRST AND SECOND TRANCHES. If WPM elects to exercise at least 1,130,518 of the Options described in Subsection 2 of Section 2 (the "1999 Nextel Options"), then WPM shall have the right to exercise all of the Options described in Subsection 4 of
            Section 2 (the "2001 Nextel Options"). If WPM elects to exercise less than 1,130,518 of the 1999 Nextel Options, then WPM shall have the right to exercise only the Nextel Exercise Percentage of the 2001 Nextel Options. In addition, regardless of the number of Options described in Subsection 1 of Section 2 (the "Motorola 1999 Options") exercised by WPM, WPM shall have the right to exercise only the Motorola Exercise Percentage (as defined below) of the Options described in Subsection 3 of Section 2 (the "2001 Motorola Options"). For purposes of this Section 9.3 (i) the Nextel Exercise Percentage shall mean that percentage that is equal to the number of 1999 Nextel Options exercised by WPM divided by 1,130,518 and (ii) the Motorola Exercise Percentage shall mean that percentage that is equal to the number of 1999 Motorola Options exercised by WPM divided by 452,207.

    9.4 DISTRIBUTION OF OPTION SHARES. After exercise of the Options, WPM shall own beneficially (and shall have the right to record ownership of) the shares obtained as a result of such exercise (the "Option Shares") and Digital Radio shall promptly distribute to Eagle River, which shall promptly distribute to WPM, the Option Shares, free and clear of all liens, claims, options, charges, pledges and encumbrances (other than those created by WPM).
            Digital Radio and Eagle River shall cause duly endorsed stock powers transferring the Option Shares to be delivered to WPM. Digital Radio and Eagle River shall pay any documentary, stamp or other similar types of taxes, if any, payable with respect to the distribution of such Option Shares to WPM.

    9.5 FINANCING. If Digital Radio or any Affiliate of COM, in its sole discretion, determines to utilize financing for the purpose of paying the exercise price of any options to acquire common stock of the Company and it determines, in its reasonable discretion, that it is feasible to cause such financing or similar financing to be extended to WPM for the purpose of exercising the Options, then WPM shall have the right to utilize such financing for the purpose of exercising the Options. Digital Radio and WPM shall cooperate to obtain such financing for WPM. WPM shall be required to adhere to procedural and substantive requirements with respect to such financing, as determined by COM in his reasonable discretion and the applicable financing entities. The Parties will, at WPM's request, cooperate with WPM in enabling her to arrange financing that enables her to exercise her Options using funds borrowed from a third party and secured in whole or in part by the Company stock purchased upon such exercise or that enables her to concurrently exercise the Options, sell the shares so obtained and make any applicable payments due to Digital, Eagle River and/or the Company.

    9.6. TAXES. Under current law, it is not anticipated that the exercise of the Options and distribution of the Option Shares to WPM will result in any taxes being incurred by Digital Radio. If, however, Digital Radio or its members or members of its parent incur taxes as a result of the exercise of the Options, the distribution of the Option Shares to WPM or the sale of the Option Shares, then WPM shall bear any such taxes incurred by Digital Radio or such members when such taxes are due; provided, however, that prior to such payment by WPM, Digital Radio and such members shall provide WPM, upon request, with a calculation of such taxes and supporting records and information relating to such tax calculation. The Parties shall cooperate and shall take such actions as are reasonably requested by WPM to minimize the tax impact on WPM of the exercise of the Options and the distribution of the Shares and the Option Shares.

10. MISCELLANEOUS.

    10.1 ASSIGNMENT. This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and assigns. No Party to this Agreement may assign this Agreement without the prior written consent of the other Parties hereto, except that both COM and WPM, both before and after the Effective Date, may assign their rights and obligations under this Agreement to any of their Affiliates; provided, however, that in neither case does such an assignment relieve the assigning Party of his or her obligations under this Agreement.

    10.2    SPECIFIC PERFORMANCE.   The Parties recognize that in the event
            that any Party defaults in the performance of its obligations under this Agreement, monetary damages alone will not be adequate. Therefore, in addition to bringing an action for breach of contract and/or indemnification under this Agreement, any Party shall be entitled to obtain specific performance of the terms of this Agreement. In any action to enforce specifically the performance of this Agreement, the defending Party shall waive the defense that there is an adequate remedy at law or equity and agree that specific performance is an appropriate remedy for breach or default except where specific performance is not feasible.

    10.3 FURTHER ASSURANCES. Each of the Parties hereto shall cooperate, shall take such further action and shall execute and deliver such further documents as may be reasonably requested by the other Parties in order to carry out the provisions and purposes of this

            Agreement. In particular, Digital Radio and Eagle River shall cause duly endorsed stock powers transferring the Shares to be delivered to WPM or her representatives as set forth herein.

    10.4 ORGANIZATIONAL DOCUMENTS. COM, Eagle River, and COM's Affiliates agree to use their best efforts to cause the Company to act, in accordance with its organizational documents in all material respects. COM, Eagle River, and COM's other Affiliates shall vote all the shares owned or held of record by them at any regular or special meeting of stockholders of the Company or in any written consent executed in lieu of such a meeting of stockholders, and shall take all action necessary, to ensure (to the extent within the Parties' collective control) that the organizational documents of the Company do not, at any time, conflict with the provisions of this Agreement.

    10.5 GOVERNING LAW. This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the State of Washington.

    10.6 AMENDMENT; WAIVER. Neither this Agreement nor any provision hereof may be amended, waived, discharged or terminated, except by a written instrument signed by each of the Parties sought to be bound thereby that specifically references this Agreement and any such amendment, waiver, discharge or termination.

    10.7 SEVERABILITY. To the extent any provision of this Agreement shall be invalid or unenforceable, it shall be considered deleted from this Agreement and the remaining provisions of this Agreement shall be unaffected and shall continue in full force and effect.

    10.8 AGREEMENT EFFECTIVE AFTER DEATH. Should the death of either COM or WPM occur, all provisions of this Agreement shall nonetheless be valid and shall be enforceable by or against the estate and heirs of COM and WPM insofar as applicable law permits.

    10.9 CERTAIN RULES OF CONSTRUCTION. Any ambiguities shall be resolved without reference to which party may have drafted this Agreement. All Article or Section titles or captions contained in this Agreement are for convenience only, and they shall not be deemed part of this Agreement and in no way define, limit, extend or describe the scope or limit of any provisions hereof. Unless the context otherwise requires: (i) a term has the meaning assigned to it; (ii) "or" is not exclusive; (iii) words in the singular include the plural, and words in the plural include the singular; (iv) provisions apply to successive events and transactions; (v) "herein," "hereof" and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision; (vi) all references to "Articles" or "Sections" refer to Articles and Sections of this Agreement unless otherwise specifically indicated; and (vii) any pronoun used in this Agreement shall include the corresponding masculine, feminine and neuter forms.

    10.10 NOTICES. All notices and other communications required or permitted to be given hereunder or which are given with respect to this Agreement shall be in writing and shall be personally served or mailed, registered or certified, return receipt requested, postage prepaid (or by a substantially similar method), or delivered by a reputable overnight courier service with charges prepaid, or transmitted by hand delivery, telegram, telex or facsimile, addressed as set forth on Exhibit D hereto, or such other address as such party shall have specified most recently by written notice. Notice shall be deemed given or delivered on the date of service or transmission if personally served or transmitted by hand delivery, telegram, telex or facsimile. Notice otherwise sent as provided herein shall be deemed given or delivered on the fifth business day following the date mailed or on the next business day following delivery of such notice to a reputable overnight courier service.

    10.11   ATTORNEYS' FEES.   If any legal action or other proceeding is
            commenced that is related to this Agreement, the prevailing Party shall be entitled to receive from the other party or parties its reasonable legal fees and expenses incurred in the preparation of, conduct of or appeal or enforcement of judgment from the proceeding.

    10.12 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered, shall be deemed to be an original and all of which, taken together, shall constitute one and the same Agreement, and may be executed by facsimile.

                               [signature page follows]

            IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.



WENDY P. McCAW                         CRAIG O. McCAW


/s/ Wendy P. McCaw                     /s/ Craig O. McCaw
-----------------------------------    -----------------------------------



EAGLE RIVER INVESTMENTS, LLC           DIGITAL RADIO, LLC

                                       By: EAGLE RIVER INVESTMENTS, LLC
By: /s/ Craig O. McCaw                 Its: Managing Member
   --------------------------------
Name:  Craig O. McCaw
Its:  Managing Member

                                       By: /s/ Craig O. McCaw
                                          --------------------------------
                                       Name: Craig O. McCaw
                                       Its: Managing Member

                                     EXHIBIT A(1)
            FORM OF LOAN ASSUMPTION AGREEMENT BETWEEN EAGLE RIVER AND COM

SEE ATTACHED.

                              LOAN ASSUMPTION AGREEMENT
                  EAGLE RIVER INVESTMENTS, L.L.C. AND CRAIG O. MCCAW


    This Loan Assumption Agreement ("Agreement") is entered into by and between Eagle River, Investments, L.L.C. ("Eagle River") and Craig O. McCaw ("COM") (collectively the "Parties" and each as "Party") as of _____________, 1997, ("Effective Date").

    RECITALS

    WHEREAS, pursuant to an agreement dated as of November 3, 1997 (the "Nextel Securities Distribution Agreement") between, among others, the Parties, Wendy P. McCaw ("WPM") and Digital Radio, L.L.C. (Digital Radio"), COM loaned to Digital Radio $122,678,221 (the "Loan") pursuant to a Demand Promissory Note of Digital Radio (the "Digital Radio Note");

    WHEREAS, the Digital Radio Note was secured by a pledge by Digital Radio of the "Shares" (as defined below) pursuant to a Pledge Agreement (the "Pledge Agreement") between Digital Radio, as borrower, and in favor of COM, as lender;

    WHEREAS, Eagle River and WPM guaranteed the repayment of the Digital Radio Note pursuant to "Continuing Guarantees";

    WHEREAS, concurrently herewith Digital Radio is distributing to Eagle
River, [9,907,659 issued and outstanding shares of Class A Voting Common Stock of Nextel Communications, Inc. (the "Shares"), free and clear of all liens, claims, options, changes, pledges and encumbrances other than the Digital Radio Note and the Pledge Agreement (such distribution of the Shares is referred to as the "Distribution");

    WHEREAS, in connection with the distribution to Eagle River of the Shares, Eagle River has agreed to execute this Loan Assumption Agreement in favor of COM (the "Eagle River Loan Assumption Agreement");

    NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other consideration, the receipt and adequacy of which is hereby acknowledged, the Parties agree as follows:

1.  ASSUMPTION OF OBLIGATIONS

    1.1 Eagle River does hereby assume all of Digital Radio's obligations under the Digital Radio Note and the Pledge Agreement.
    1.2 Eagle River acknowledges that it is receiving the Shares subject to the Pledge Agreement, and that the Shares remain subject to COM's first priority perfected security interest as collateral for the Loan as provided for in the Pledge Agreement.

2.  CONSENT TO ASSUMPTION AND TRANSFER

    2.1   COM hereby consents to the Distribution.
    2.2 COM agrees and acknowledges that Digital Radio is hereby released from any liability under the Digital Radio Note and the Pledge Agreement.
    2.3 COM hereby releases Eagle River from its obligations under its Continuing Guarantee.

3.  MISCELLANEOUS.

    3.1 ASSIGNMENT. This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and assigns. No Party to this Agreement may assign this Agreement without the prior written consent of the other Parties hereto, except that both COM and Eagle River, may assign their rights and obligations under this Agreement to any of their affiliates; provided, however, that in neither case does such an assignment relieve the assigning Party of his or her obligations under this Agreement; and except that Eagle River may assign its rights and obligations herein to WPM.

    3.2   SPECIFIC PERFORMANCE.   The Parties recognize that in the event that
          any Party defaults in the performance of its obligations under this Agreement, monetary damages alone will not be adequate. Therefore, in addition to bringing an action for breach of contract and/or indemnification under this Agreement, any Party shall be entitled to obtain specific performance of the terms of this Agreement. In any action to enforce specifically the performance of this Agreement, the defending Party shall waive the defense that there is an adequate remedy at law or equity and agree that specific performance is an appropriate remedy for breach or default except where specific performance is not feasible.

    3.3 FURTHER ASSURANCES. Each of the Parties hereto shall cooperate, shall take such further action and shall execute and deliver such further documents as may be reasonably requested by the other Parties in order to carry out the provisions and purposes of this Agreement.

    3.4 GOVERNING LAW. This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the State of Washington.

    3.5 AMENDMENT; WAIVER. Neither this Agreement nor any provision hereof may be amended, waived, discharged or terminated, except by a written instrument signed by each of the Parties sought to be bound thereby that specifically references this Agreement and any such amendment, waiver, discharge or termination.

    3.6 SEVERABILITY. To the extent any provision of this Agreement shall be invalid or unenforceable, it shall be considered deleted from this Agreement and the remaining provisions of this Agreement shall be unaffected and shall continue in full force and effect.

    3.7 AGREEMENT EFFECTIVE AFTER DEATH. Should the death of COM occur, all provisions of this Agreement shall nonetheless be valid and shall be enforceable by or against the estate and heirs of COM insofar as applicable law permits.

    3.8 CERTAIN RULES OF CONSTRUCTION. Any ambiguities shall be resolved without reference to which party may have drafted this Agreement. All Article or Section titles or captions contained in this Agreement are for convenience only, and they shall not be deemed part of this Agreement and in no way define, limit, extend or describe the scope or limit of any provisions hereof. Unless the context otherwise requires: (i) a term has the meaning assigned to it; (ii) "or" is not exclusive; (iii) words in the singular include the plural, and words in the plural include the singular; (iv) provisions apply to successive events and transactions; (v) "herein," "hereof" and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision; (vi) all references to "Articles" or "Sections" refer to Articles and Sections of this Agreement unless otherwise specifically indicated; and (vii) any pronoun used in this Agreement shall include the corresponding masculine, feminine and neuter forms.

    3.9 NOTICES. All notices and other communications required or permitted to be given hereunder or which are given with respect to this Agreement shall be in writing and shall be personally served or mailed, registered or certified, return receipt requested, postage prepaid (or by a substantially similar method), or delivered by a reputable overnight courier service with charges prepaid, or transmitted by hand delivery, telegram, telex or facsimile, addressed as set forth on Exhibit A to the Nextel Securities Distribution Agreement hereto, or such other address as such party shall have specified most recently by written notice. Notice shall be deemed given or delivered on the date of service or transmission if personally served or transmitted by hand delivery, telegram, telex or facsimile. Notice otherwise sent as provided herein shall be deemed given or delivered on the fifth business day following the date mailed or on the next business day following delivery of such notice to a reputable overnight courier service.

    3.10  ATTORNEYS' FEES.   If any legal action or other proceeding is
          commenced that is related to this Agreement, the prevailing Party shall be entitled to receive from the other party or parties its reasonable legal fees and expenses incurred in the preparation of, conduct of or appeal or enforcement of judgment from the proceeding.

    3.11 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered, shall be deemed to be an original and all of which, taken together, shall constitute one and the same Agreement, and may be executed by facsimile.

    IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.


Eagle River Investments, L.L.C.             CRAIG O. McCAW


By:                                         By:
   --------------------------------            ---------------------------

Name:  Craig O. McCaw
Its:   Managing Member
                                            DIGITAL RADIO, L.L.C.


                                            By:
                                               ---------------------------

                                     EXHIBIT A(2)
                FORM OF LOAN ASSUMPTION AGREEMENT BETWEEN WPM AND COM

SEE ATTACHED.

                              LOAN ASSUMPTION AGREEMENT
                          WENDY P. MCCAW AND CRAIG O. MCCAW


    This Loan Assumption Agreement ("Agreement") is entered into by and between Wendy P. McCaw ("WPM") and Craig O. McCaw ("COM") (collectively the "Parties" and each as "Party") as of _____________, 1997, ("Effective Date").

    RECITALS

    WHEREAS, pursuant to an agreement dated as of November 3, 1997 (the "Nextel Securities Distribution Agreement") between, among others, the Parties, Eagle River Investments, L.L.C. (Eagle River") and Digital Radio, L.L.C. (Digital Radio"), COM loaned to Digital Radio $122,678,221 (the "Loan") pursuant to a Demand Promissory Note of Digital Radio (the "Digital Radio Note");

    WHEREAS, the Digital Radio Note was secured by a pledge by Digital Radio of the "Shares" (as defined below) pursuant to a Pledge Agreement (the "Pledge Agreement") between Digital Radio, as borrower, and in favor of COM, as lender;

    WHEREAS, Eagle River and WPM guaranteed the repayment of the Digital Radio Note pursuant to "Continuing Guarantees";

    WHEREAS, concurrently herewith Digital Radio is distributing to Eagle River, and Eagle River is distributing to WPM, 9,907,659 issued and outstanding shares of Class A Voting Common Stock of Nextel Communications, Inc. (the "Shares"), free and clear of all liens, claims, options, changes, pledges and encumbrances other than the Digital Radio Note and the Pledge Agreement (such distribution of the Shares is referred to as the "Distribution"); and

    WHEREAS, in connection with the distribution to Eagle River of the Shares, Eagle River has executed a Loan Assumption Agreement in favor of COM (the "Eagle River Loan Assumption Agreement");

    NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other consideration, the receipt and adequacy of which is hereby acknowledged, the Parties agree as follows:

1.  ASSUMPTION OF OBLIGATIONS

    1.1 WPM does hereby assume all of Eagle River's obligations under the Digital Radio Note and the Pledge Agreement.
    1.2 WPM acknowledges that she is receiving the Shares subject to the Pledge Agreement, and that the Shares remain subject to Lender's first priority perfected security interest as collateral for the Loan as provided for in the Pledge Agreement.

2.  CONSENT TO ASSUMPTION AND TRANSFER

    2.1   COM hereby consents to the Distributions.
    2.2 COM agrees and acknowledges that Eagle River is hereby released from any liability under the Digital Radio Note and the Pledge Agreement and the Eagle River Loan Assumption Agreement.
    2.3 COM hereby releases WPM from her obligations under her Continuing Guarantee.

3.  MISCELLANEOUS.

    3.1 ASSIGNMENT. This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and assigns. No Party to this Agreement may assign this Agreement without the prior written consent of the other Parties hereto, except that both COM and WPM, may assign their rights and obligations under this Agreement to any of their affiliates; provided, however, that in neither case does such an assignment relieve the assigning Party of his or her obligations under this Agreement.

    3.2   SPECIFIC PERFORMANCE.   The Parties recognize that in the event that
          any Party defaults in the performance of its obligations under this Agreement, monetary damages alone will not be adequate. Therefore, in addition to bringing an action for breach of contract and/or indemnification under this Agreement, any Party shall be entitled to obtain specific performance of the terms of this Agreement. In any action to enforce specifically the performance of this Agreement, the defending Party shall waive the defense that there is an adequate remedy at law or equity and agree that specific performance is an appropriate remedy for breach or default except where specific performance is not feasible.

    3.3 FURTHER ASSURANCES. Each of the Parties hereto shall cooperate, shall take such further action and shall execute and deliver such further documents as may be reasonably requested by the other Parties in order to carry out the provisions and purposes of this Agreement.

    3.4 GOVERNING LAW. This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the State of Washington.

    3.5 AMENDMENT; WAIVER. Neither this Agreement nor any provision hereof may be amended, waived, discharged or terminated, except by a written instrument signed by each of the Parties sought to be bound thereby that specifically references this Agreement and any such amendment, waiver, discharge or termination.

    3.6 SEVERABILITY. To the extent any provision of this Agreement shall be invalid or unenforceable, it shall be considered deleted from this Agreement and the remaining provisions of this Agreement shall be unaffected and shall continue in full force and effect.

    3.7 AGREEMENT EFFECTIVE AFTER DEATH. Should the death of either COM or WPM occur, all provisions of this Agreement shall nonetheless be valid and shall be enforceable by or against the estate and heirs of COM and WPM insofar as applicable law permits.

    3.8 CERTAIN RULES OF CONSTRUCTION. Any ambiguities shall be resolved without reference to which party may have drafted this Agreement. All Article or Section titles or captions contained in this Agreement are for convenience only, and they shall not be deemed part of this Agreement and in no way define, limit, extend or describe the scope or limit of any provisions hereof. Unless the context otherwise requires: (i) a term has the meaning assigned to it; (ii) "or" is not exclusive; (iii) words in the singular include the plural, and words in the plural include the singular; (iv) provisions apply to successive events and transactions; (v) "herein," "hereof" and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision; (vi) all references to "Articles" or "Sections" refer to Articles and Sections of this Agreement unless otherwise specifically indicated; and (vii) any pronoun used in this Agreement shall include the corresponding masculine, feminine and neuter forms.

    3.9 NOTICES. All notices and other communications required or permitted to be given hereunder or which are given with respect to this Agreement shall be in writing and shall be personally served or mailed, registered or certified, return receipt requested, postage prepaid (or by a substantially similar method), or delivered by a reputable overnight courier service with charges prepaid, or transmitted by hand delivery, telegram, telex or facsimile, addressed as set forth on Exhibit A to the Nextel Securities Distribution Agreement hereto, or such other address as such party shall have specified most recently by written notice. Notice shall be deemed given or delivered on the date of service or transmission if personally served or transmitted by hand delivery, telegram, telex or facsimile. Notice otherwise sent as provided herein shall be deemed given or delivered on the fifth business day following the date mailed or on the next business day following delivery of such notice to a reputable overnight courier service.

    3.10  ATTORNEYS' FEES.   If any legal action or other proceeding is
          commenced that is related to this Agreement, the prevailing Party shall be entitled to receive from the other party or parties its reasonable legal fees and expenses incurred in the preparation of, conduct of or appeal or enforcement of judgment from the proceeding.

    3.11 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered, shall be deemed to be an original and all of which, taken together, shall constitute one and the same Agreement, and may be executed by facsimile.

    IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.


WENDY P. McCAW                              CRAIG O. McCAW



-----------------------------------    -----------------------------------

                                       DIGITAL RADIO, L.L.C.


                                       --------------------

                                      EXHIBIT B
                                 EXISTING AGREEMENTS


    Stock Purchase Agreement dated as of April 4, 1995 by and between Motorola, Inc. and Digital Radio, LLC.

    Securities Purchase Agreement dated as of April 4, 1995 by and among Nextel Communications, Inc., Digital Radio, LLC and Craig O. McCaw.

    Amended and Restated Limited Liability Company Agreement of Digital Radio, L.L.C.

    Multibank Credit Agreement dated as of July 28, 1995 by and among Digital Radio, LLC, the Banks signatory thereto and The Chase Manhattan Bank, as agent.

    Borrower Pledge Agreement dated July 28, 1995 by Digital Radio, LLC in favor of The Chase Manhattan Bank.

    Third Party Pledge Agreements dated July 28, 1995 in favor of the The Chase Manhattan Bank.

    Amended and Restated Multibank Credit Agreement dated as of July 28, 1997 among Digital Radio, LLC, the Banks signatory thereto and The Chase Manhattan Bank, as agent.

    First Amendment to Amended and Restated Multibank Credit Agreement dated as of August 29, 1997 among Digital Radio, LLC, the Banks signatory thereto and The Chase Manhattan Bank, as agent.

    Motorola Drawdown Agreement dated September 3, 1997

                                      EXHIBIT C
                                DIGITAL RADIO OPTIONS



      OPTIONS             INITIAL         EXPIRATION DATE         NUMBER
      -------             -------         ---------------         ------
   ACQUIRED FROM       EXERCISE DATE
   -------------       -------------
Nextel                  07/28/1995          07/28/1999               6,011,201
Nextel                  07/28/1995          07/01/2001               1,608,476
Motorola                07/28/1999          08/27/1999                 801,493
Motorola                07/28/2001          08/27/2001               2,017,211

                                      EXHIBIT D
                                       NOTICES




    COM
    ---

    Craig O. McCaw
    Attention: Dennis M. Weibling
    2300 Carillon Point
    Kirkland, Washington 98033-7353


    WPM
    ---

    Care of Gregory Canova-Parker, Esq.
    1332 Anacapa Street, Suite 200
    Santa Barbara, CA 93120

    and

    Care of Earl P. Lasher, Esq.
    2600 Two Union Square
    601 Union Street
    Seattle, WA 98101-4000

    EAGLE RIVER
    -----------

    Eagle River Investments, L.L.C.
    Attention: C. James Judson
    2300 Carillon Point
    Kirkland, Washington 98033-7353


    DIGITAL RADIO
    -------------

    Digital Radio, L.L.C.
    Attention: C. James Judson
    2300 Carillon Point
    Kirkland, Washington 98033-7353




                                          17